Exhibit 99.5

CONSENT OF JEFFREY CasSOFF

November 8, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

I, Jeffrey Cassoff, hereby consent to

1.	the inclusion in this current report on Form 6-K of those portions of the scientific and technical information for which I was involved in the preparation contained in the Company’s Management Discussion and Analysis for the three and nine-month periods ended September 30, 2023 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K;

2.	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s registration statement (No. 333-256340) on Form F-10. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Jeffrey Cassoff
Jeffrey Cassoff